UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND
RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17

  i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the OGE Energy Corp.
Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Oklahoma City, Oklahoma
June 25, 2010

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
INVESTMENTS (AT FAIR VALUE)
Investments in common stock	$195,297,562	$136,006,664
Investments in mutual funds	173,081,947	122,082,464
Investments in common collective trust	38,482,622	35,107,505
Participant loans	11,177,794	9,957,081
Interest-bearing cash	1,684,269	1,576,155

Net assets available for benefits, at fair value	419,724,194	304,729,869

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
held in common collective trust	715,590	1,893,769

Net assets available for benefits	$420,439,784	$306,623,638

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS
Contributions
Company	$9,347,238
Participants	19,967,799
Rollovers	721,218

Realized gains on investments
Common stock	6,656,629
Mutual funds	4,206,632

Unrealized appreciation in fair value of investments
Common stock	54,125,206
Mutual funds	34,135,403

Interest and dividend income
Common stock	5,237,966
Mutual funds	2,724,806
Common collective trust	622,804
Interest on participant loans	724,407
Interest-bearing cash	10,565

Total additions	138,480,673

DEDUCTIONS
Distributions to participants	24,597,981
Administrative expenses	66,546

Total deductions	24,664,527

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	113,816,146

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	306,623,638
End of year	$420,439,784

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         Plan Description

The OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”), originally the Oklahoma Gas and Electric Company Employees’ Thrift Plan, was adopted in 1981 and became effective January 1, 1982. By action of OGE Energy Corp.’s Board of Directors taken on July 15, 1998, the Oklahoma Gas and Electric Company Employees’ Stock Ownership Plan (the “ESOP”) and participants’ ESOP accounts thereunder were merged into the Plan effective October 1, 1998. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company (“Fidelity”) serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust agreement between OGE Energy Corp. (the “Company”) and the Trustee. The following description of the Plan provides only general information of the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Participation in the Plan is voluntary. The Plan is administered by a committee (the “Benefits Committee”) appointed by the Company’s Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company’s Board of Directors. The Benefits Committee is responsible for the general administration of the Plan including, among other things, appointing the Plan administrator, establishing Plan procedures and governmental reporting and disclosures for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Each regular full-time employee of the Company or a participating affiliate is eligible to participate in the Plan immediately. All other employees of the Company or a participating affiliate are eligible to become participants in the Plan after completing one year of service, as defined in the Plan.

Participant Contributions

Each pay period participants may contribute any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period.  Participants may change contribution percentages in advance of any pay period.  Contributions of the first six percent of compensation (or, in certain cases beginning on or after January 1, 2010, the first five percent of compensation where, as described below, the Company only matches contributions not in excess of five percent of compensation) are defined in the Plan as “Regular Contributions” and any contributions in excess of Regular Contributions are defined in the Plan as “Supplemental Contributions.”  Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as: (i) a salary reduction contribution under Section

401(k) of the Internal Revenue Code (the “Code”) subject to the limitations thereof; or (ii) a contribution made on an after-tax basis.  The portion of the participant’s contribution that is designated as a salary reduction contribution is defined in the Plan as a “Tax-Deferred Contribution” and is not subject to federal income tax until such portion is withdrawn or distributed from the Plan.

Participants who have attained age 50 before the close of a year are allowed to make additional contributions, defined in the Plan as “Catch-Up Contributions,” for the year in accordance with and subject to the limitations of Section 414(v) of the Code.  Similar to Tax-Deferred Contributions, Catch-Up Contributions are salary reduction contributions under Section 401(k) of the Code and are not subject to federal income tax until such contributions are withdrawn or distributed from the Plan.

Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests exclusively in the Company’s common stock except for a portion invested in short-term investments for liquidity purposes to accommodate daily cash flow needs. Participants may change investment allocations of contributions on any business day. A managed account option is offered under the Plan which provides participants an option, for a fee, to have funds in their account invested by an investment manager among the investment options available under the Plan (excluding the OGE Energy Corp. Common Stock Fund).  Under the managed account option, the amounts invested by an investment manager exclude amounts participants elect to be retained in the OGE Energy Corp. Common Stock Fund. The investment manager appointed for this purpose is Strategic Advisers, Inc., an affiliate of the Trustee.

Eligible employees who do not affirmatively elect to either participate or not participate in the Plan are automatically enrolled in the Plan to contribute three percent of their compensation per pay period as a Tax-Deferred Contribution, which enrollment is effective as of the 30th day following the date the eligible employee satisfies the eligibility requirements of the Plan.  In the absence of an investment election, the participant’s Tax-Deferred Contributions will be invested in the applicable Fidelity Freedom Fund based upon the participant’s date of birth.  If an eligible employee ceases to be an eligible employee by reason of termination of employment or otherwise, the automatic enrollment will not apply to such eligible employee on any subsequent re-employment with the Company or on otherwise again becoming an eligible employee.

Participants may elect, in accordance with the Plan’s procedures, to have his or her rate of Tax-Deferred Contributions to be made in the future automatically increased annually on a date and in an amount as specified by the participant in such election, which amount will be one percent, two percent or three percent of their compensation per pay period.  Such election will remain in effect until cancelled by the participant in accordance with the Plan’s procedures.

The Plan also allows rollovers from other eligible retirement plans, defined in the Plan as “Rollover Contributions.”  Participants may invest their Rollover Contributions into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan.  Amounts rolled over cannot be withdrawn during employment.

Employer Contributions

For each pay period, the Company contributes to the Plan, on behalf of each participant, 50 percent of the participant’s Regular Contributions for participants whose employment or most recent re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, and 75 percent of the participant’s Regular Contributions for participants whose employment or most recent re-employment date occurred before February 1, 2000 and who have 20 or more years of service.  For participants whose employment or most recent re-employment date occurred on or after February 1, 2000, the Company contributes to the Plan, on behalf of each participant, 100 percent of the participant’s Regular Contributions deposited during each pay period.  No Company contributions are made with respect to a participant’s Supplemental Contributions, Catch-Up Contributions, Rollover Contributions, or with respect to a participant’s Regular Contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions.

The Company’s contribution, which is initially allocated for investment to the OGE Energy Corp. Common Stock Fund, may be made in shares of the Company’s common stock or in cash which is used to invest in the Company’s common stock.  During 2009, there were no non-cash Company contributions made to the Plan.  Once made, the Company’s contribution may be reallocated, on any business day, by participants to other available investment options.  Effective January 1, 2010, the Plan was amended to initially invest the Company’s contribution in any one or more of the investment options available under the Plan, in accordance with the participant’s investment allocation election in effect with respect to the participant’s own participant contributions.  In absence of an affirmative investment election for the participant’s own participant contributions, however, the Company’s contributions made for payroll periods beginning on or after January 1, 2010 initially will be allocated for investment in the OGE Energy Corp. Common Stock Fund.

In October 2009, the Plan was amended, effective January 1, 2010, to offer a one-time irrevocable election (the “Choice Program”) for eligible employees, depending on their hire date, to select a future retirement benefit combination from the Plan and the Company’s qualified defined benefit retirement plan (“Pension Plan”).  Eligible employees hired before February 1, 2000, were allowed to select one of three options as the future retirement benefit combination and eligible employees hired on or after February 1, 2000, and before December 1, 2009, were allowed to select from two options as the future benefit retirement combination as discussed below.

Eligible employees hired before February 1, 2000, were allowed to select one of following three options as the future retirement benefit combination:

Option 1: Stay or participate in the current Pension Plan where employees will receive the greater of the cash balance benefit discussed below under Option 1 for employees hired after February 1, 2000 or a benefit based primarily on years of credited service and the average of the five highest consecutive years of compensation during an employee’s last 10 years prior to retirement, with reductions in benefits for each year prior to age 62 unless the employee’s age and years of credited service equal or exceed 80.  Social Security benefits are deducted in determining benefits payable under the Pension Plan.  Also, as part of Option 1, employees will stay in their current matching contribution formula under the Plan where, for each pay period beginning on or after January 1, 2010, the Company contributes to the Plan, on behalf of each participant, 50 percent of the participant’s contributions up to six percent of compensation for participants who have less than 20 years of service (as defined in the Plan) and 75 percent of the participant’s contributions up to six percent of compensation for participants who have 20 or more years of service.

Option 2: Freeze the current monthly income benefit under the Pension Plan at December 31, 2009, and, for each pay period beginning on or after January 1, 2010, the Company will also contribute to the Plan, on behalf of each participant, 200 percent of the participant’s contributions up to five percent of compensation.

Option 3: Freeze and convert the current Pension Plan benefit at December 31, 2009, which will be based on the lump-sum value of the participant’s benefit at December 31, 2009, determined as if the participant had terminated employment and commenced benefit payments on that date, to a stable value account balance which will only accrue annual interest credits in the future, and, for each pay period beginning on or after January 1, 2010, the Company will also contribute to the Plan, on behalf of each participant, 100 percent of the contributions up to six percent of compensation.

Eligible employees hired on or after February 1, 2000, and before December 1, 2009, were allowed to select from the following two options as the future retirement benefit combination:

Option 1: Stay or participate in the current Pension Plan’s cash balance benefit, under which the Company annually will credit to the employee’s account an amount equal to five percent of the employee’s annual compensation plus accrued interest, as well as stay in their current matching contribution formula under the Plan where, for each pay period beginning on or after January 1, 2010, the Company contributes to the Plan, on behalf of each participant, 100 percent of the participant’s contributions up to six percent of compensation.

Option 2: Elect not to participate in or, for those currently participating, freeze the current cash balance benefit under the Pension Plan at December 31, 2009 so that it will only accrue annual interest credits in the future, and, for each pay period beginning on or after January 1, 2010, the Company will also contribute to the Plan, on behalf of each participant, 200 percent of the participant’s contributions up to five percent of compensation.

Employees hired or rehired on or after December 1, 2009, will only be eligible to participate in the Plan where, for each pay period, the Company will contribute to the Plan, on behalf of each participant, 200 percent of the participant’s contributions up to five percent of compensation.

Vesting

Participants’ Regular Contributions, Supplemental Contributions, Rollover Contributions and Catch-Up Contributions are fully vested and non-forfeitable, as are participants’ ESOP contributions accounts.  Employees participating in the Plan vest in their allocated share of Company contributions over a three-year period.  After two years of service, participants become 20 percent vested in their Company contribution account and become fully vested after three years of service.  In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Pension Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company or its affiliates. Under the Company’s Pension Plan, participants are eligible for normal retirement when they retire on or after their normal retirement date at age 65. Under the Company’s Pension Plan, participants are eligible for early retirement when they retire prior to their normal retirement date and on or after age 55 with at least five years of vesting service, as defined in the Company’s Pension Plan.

Forfeitures of non-vested Company contributions resulting from termination of employment, for reasons other than death or permanent disability, are used to reduce the Company’s contributions.  During 2009, there were no material forfeitures of non-vested Company contributions.  At December 31, 2009 and 2008, there were no material forfeited and unallocated assets.  Forfeitures are reinstated if the participant is re-employed by the Company or an affiliate thereof within five years of the date of termination.

Withdrawals

During employment, participants may not withdraw Tax-Deferred Contributions or Catch-Up Contributions and income earned thereon until attainment of age 59½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions and Catch-Up Contributions exclusive of earnings after 1988 and except in the event of a “permissible withdrawal”  as described below.  Withdrawals are made in cash.  Participants can generally make one withdrawal per calendar year for no less than either $300 or 100 percent of the participant’s after-tax contribution account, whichever is less.  Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions, Catch-Up Contributions and Tax-Deferred Contributions and any income earned thereon.  Hardship withdrawals must be approved by the Benefits Committee. As of the last business day of any quarter, participants may also withdraw in cash or in Company common stock all amounts allocated to their ESOP accounts.

Eligible employees who are automatically enrolled in the Plan may no later than 90 days after the first Tax-Deferred Contribution is deducted from their compensation elect to make a “permissible withdrawal” from the Plan of all of his or her Tax-Deferred Contributions (and any earnings (or losses) attributable thereto).  Any Company matching contributions (as adjusted for earnings (or losses) attributable thereto) that are attributable to amounts distributed to a participant by reason of a permissible withdrawal will be forfeited and be considered a forfeiture as of the date the distribution is made. Also, at that time, the participant’s automatic enrollment agreement will terminate upon electing to make a permissible withdrawal and no further Tax-

Deferred Contributions will be made on the participant’s behalf unless and until the participant makes an election to resume making Tax-Deferred Contributions.

Distributions

Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason.  If a participant’s vested account balance is less than or equal to $1,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination.  If a participant’s vested account balance is greater than $1,000, it may be distributed in a lump-sum payment, installment payments or a combination thereof at the participant’s election, and participants who are under age 70½ at termination may defer commencement of their distributions to not later than April 1 of the year after the year in which they reach age 70½.

All distributions are made in cash or in kind as the participant elects.  All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of the Company’s common stock with fractional shares being paid in cash or a combination thereof at the participant’s election.  The Plan implements a dividend pass-through program in which all dividends allocable to shares of the Company common stock in participants’ accounts are automatically paid in cash to participants based on the number of shares allocated to their accounts as of the ex-dividend date for such dividend unless otherwise requested. Any dividends not distributed in cash are used to purchase additional shares of the Company’s common stock, which are allocated to the respective participants’ accounts in the form of additional units which are fully vested regardless of the participants’ years of service.  Participants or spouse beneficiaries receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided that such eligible retirement plan accepts direct rollovers. The Plan also allows a non-spouse beneficiary to directly rollover an eligible rollover distribution to an eligible individual retirement account.

Participant Loans

The maximum amount that a participant may borrow is the lesser of either $50,000 or 50 percent of the participant’s vested account balance. No amounts may be borrowed from a participant’s ESOP account.  A participant may have no more than two loans outstanding at one time.  The loans are secured by the participant’s vested account balance.  All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower.  Borrowed amounts do not share in the earnings and losses of the investment funds.  Rather, interest payments on the loan are credited to the participant’s account in the Plan.  If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution when distribution payments commence or, if earlier, when the participant defaults in the payment of principal or interest under the terms of the loan. Loans made to participants will be liquidated from a participant’s account in accordance with rules established by the Benefits Committee.

The interest rate for loans, as established by the Benefits Committee, is equal to the “prime rate,” as published in the Wall Street Journal on the first business day of the month on or next preceding the date the loan is made, plus one percent.  The range for interest rates was 4.25 percent to 5.00 percent for loans initiated during 2009. Interest incurred on loans during 2009 was $724,407.

Administrative Expenses

Certain expenses of administering the Plan are expected to be paid by the participants.  Participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance.  Investment management fees for participants electing to participate in the managed account option are also paid by electing participants. All other administrative expenses of the Plan, including legal, accounting and trustee fees, are paid by the Plan except to the extent paid by the Company.

Investment fees are generally assessed by an investment option and are deducted from the option’s investment returns.  Any transaction-based fees charged by an investment option will be charged directly by the investment option to applicable participant accounts.

Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company’s Board of Directors or the Company’s Benefits Oversight Committee, as provided in the Plan.  If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants’ account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).  Distributions to participants are recorded when paid.

New Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued “Disclosures about Derivative Instruments and Hedging Activities,” which required enhanced disclosures about a plan’s derivative and hedging activities and was intended to improve the transparency of financial reporting. This new standard applies to all plans and applies to all derivative instruments, including bifurcated derivative instruments and related hedging items.  This new standard amends and expands the disclosure requirements about derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (i) how and why a plan uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect a plan’s financial position, financial performance and cash flows.  The provisions of this standard do not require disclosures for earlier periods presented for comparative purposes at initial adoption.  This new standard was effective for fiscal years beginning after November 15, 2008. The Plan adopted this new standard effective January 1, 2009.  The adoption of this new standard did not have an impact to the Plan as the Plan does not currently hold or issue derivative instruments.

In April 2009, the FASB issued “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which expanded fair value disclosures, requiring that major categories for debt and equity securities included in the fair value table be determined on the basis of the nature and risks of the investments.  This new standard was effective for periods ending after June 15, 2009.  The Plan adopted this standard effective December 31, 2009 and has included the required disclosures in Note 4, “Fair Value Measurements”.

In September 2009, the FASB issued “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. The new guidance creates a practical expedient to measure fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosure of investments by major category related to the attributes of the investments.  This new standard was effective for fiscal years ending after December 15, 2009.  The Plan adopted this new standard effective December 31, 2009 and has included the required disclosures in “Investments” below and Note 4, “Fair Value Measurements”.

In January 2010, the FASB issued “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” which requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in previously issued accounting guidance in this area.  The new standard requires additional disclosures related to: (i) the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and (ii) presenting separate information about purchases, sales, issuances and settlements (on a gross basis) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). Also, the new standard clarifies the requirements of previously issued accounting guidance in this area related to: (i) the Plan’s need to use judgment in determining the appropriate classes of assets and liabilities and (ii) the Plan’s disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  The new standard was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Early application is permitted.  The Plan adopted this new standard effective January 1, 2010 and will include the required disclosures in its Form 11-K for the year ended December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements,

accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

Investments

Investments are stated at fair value which approximates the carrying amount.  Company common stock is valued at the published market price of the Company’s common stock.  Shares of the mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end.  The common collective trust in which the Plan invests, the Fidelity Managed Income Portfolio (“MIP”), is valued by the trustee thereof based on the fair values of the underlying investments of the trust using a variety of pricing sources.  The MIP holds, among other investments, investments in fully benefit-responsive investment contracts.  As required by the FASB, an adjustment from fair value to contract value to equal the sum of all benefits owed to participants in fully benefit-responsive investment contracts held in the common collective trust is presented in the Statements of Net Assets Available for Benefits.  Contract value represents contributions made to such trust, plus earnings, less participant withdrawals, administrative expenses and other charges or adjustments. Participant-directed redemptions in the MIP have no restrictions; however, the Plan is required to provide a 12-month redemption notice to liquidate its entire share in the MIP. The primary strategy of the MIP is to seek the preservation of capital as well as provide a competitive level of income over time consistent with the preservation of capital. Participant loans are valued at their outstanding balances, which approximates fair value. Interest-bearing cash is valued at fair value, which approximates the carrying amount.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In August 2009, the Investment Committee approved adding T. Rowe Price Mid Cap Growth Fund Advisor Class and Fidelity Brokerage Link as available investment options, effective December 18, 2009.  Fidelity Brokerage Link is a self-directed brokerage option that allows an electing participant to invest in individual stocks and bonds as well as mutual funds beyond the current Plan investment options.  All fees, commissions, charges and penalties incurred by a participant in connection with investments made through Fidelity Brokerage Link are paid from the electing participant’s account.

Effective April 30, 2010, the AIM International Growth A Fund is now called the Invesco International Growth A Fund.  This change had no effect on the fund, other than to change the name of the fund.

The Fidelity Managed Income Portfolio Fund was removed from the available investment options effective after the close of business on June 4, 2010. Any funds that were not reallocated as of the close of business on June 4, 2010 from the Fidelity Managed Income Portfolio Fund were automatically transferred to the Fidelity Managed Income Portfolio II Fund – Class 1.

The below table summarizes other investment changes that were also effective June 4, 2010.  These changes did not have an effect on investment strategy or risk but reduced expenses.

Old Investment	New Investment
Invesco International Growth A Fund	Invesco International Growth Fund – Institutional Class
American Beacon Large Cap Value Fund – Investor Class	American Beacon Large Cap Value Fund – Institutional Class
American Funds EuroPacific Growth Fund – Class R4	American Funds EuroPacific Growth Fund – Class R5
Calamos Growth A Fund	Calamos Growth Fund – Institutional Class
Goldman Sachs Mid Cap Value A Fund	Goldman Sachs Mid Cap Value Fund – Institutional Class
PIMCO Total Return Fund – Administrative Class	PIMCO Total Return Fund – Institutional Class
Rainier Large Cap Equity Portfolio – Investor Class	Rainier Large Cap Equity Portfolio – Institutional Class
Wells Fargo Advantage Small Cap Value Fund – Investor Class	Wells Fargo Advantage Small Cap Value Fund – Institutional Class

Unit Accounting – OGE Energy Corp. Common Stock Fund

The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold an amount of cash for liquidity purposes.  The value of each unit does not significantly vary from the price of the Company’s common stock held in the fund.  The Company’s common stock price is readily available to the participants and is printed in many publications.  Participants hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and interest-bearing cash held in the fund.

3.         Amounts Due To Participants

As of December 31, 2009 and 2008, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.         Fair Value Measurements

The following tables summarize the Plan’s assets that are measured at fair value on a recurring basis at December 31, 2009 and 2008.

	December 31,
	2009	Level 1	Level 2	Level 3
Investments in common stock
U.S. common stock	$ 195,297,562	$ 195,297,562	$ ---	$ ---
Investments in mutual funds
Stock investments	113,213,849	113,213,849	---	---
Blended investments	37,687,368	37,687,368	---	---
Bond investments	22,180,730	22,180,730	---	---
Investments in common collective trust	38,482,622	---	38,482,622	---
Participant loans	11,177,794	---	---	11,177,794
Interest-bearing cash	1,684,269	1,684,269	---	---
Total	$ 419,724,194	$ 370,063,778	$ 38,482,622	$ 11,177,794

	December 31,
	2008	Level 1	Level 2	Level 3
Investments in common stock	$ 136,006,664	$ 136,006,664	$ ---	$ ---
Investments in mutual funds	122,082,464	122,082,464	---	---
Investments in common collective trust	35,107,505	---	35,107,505	---
Participant loans	9,957,081	---	---	9,957,081
Interest-bearing cash	1,576,155	1,576,155	---	---
Total	$ 304,729,869	$ 259,665,283	$ 35,107,505	$ 9,957,081

The three levels defined in the fair value hierarchy and examples of each are as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.  Level 2 inputs include the following: (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) inputs other than quoted prices that are observable for the asset or liability or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.  Unobservable inputs shall reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs shall be developed based on the best information available in the circumstances, which might include the Plan’s own data. The Plan’s own data used to develop unobservable inputs shall be adjusted if information is reasonably available that indicates that market participants would use different assumptions. The only Level 3 investment that the Plan holds is the outstanding participant loans. The inputs included in the valuation of participant loan balances include the original loan amount, interest rate, loan repayment frequency and term of the loan.

The following table summarizes the Plan’s assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

Year Ended December 31, 2009
Participant loans
Balance at January 1	$ 9,957,081
Purchases, sales, issuances and settlements, net	1,220,713
Balance at December 31	$ 11,177,794

5.         Investments

The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2009	2008
OGE Energy Corp. Common Stock (A)	$ 195,297,562	$ 136,006,664
Fidelity Managed Income Portfolio (B)	39,198,212	37,001,275
Fidelity Contrafund	31,937,102	25,895,432
PIMCO Total Return Administrative Fund	22,180,730	13,225,038

(A) The OGE Energy Corp. Common Stock Fund also holds interest-bearing cash.
(B) These balances are stated at contract value. Fair value at December 31, 2009 and 2008 is $38,482,622 and $35,107,505, respectively.

6.         Income Tax Status

The Company received a favorable determination letter dated December 16, 2002 which stated that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service (“IRS”), the Plan has been amended. On January 30, 2009, the Plan filed a request for a determination letter with respect to the qualification of all amendments to the Plan not covered by the most recent IRS determination letter. It is not known at this time when a response from the IRS can be expected. Subsequent to filing the determination letter request with the IRS, the Plan was further amended and, in late 2009, the Company filed two supplements to the determination letter request. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.         Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2009 and 2008 per the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 420,439,784	$ 306,623,638
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common
collective trust	(715,590)	(1,893,769)
Net assets available for benefits per the Form 5500	$ 419,724,194	$ 304,729,869

The following is a reconciliation of the net increase in net assets for the year ended December 31, 2009 per the financial statements to the Form 5500:

Net increase in net assets per the financial statements	$ 113,816,146
Plus: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts held in common collective trust at beginning of year	1,893,769
Less: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts held in common collective trust at end of year	(715,590)
Net income per the Form 5500	$ 114,994,325

The Plan’s investment in the common collective trust is reported at fair value for Form 5500 reporting.

8.         Related Party Transactions

Certain Plan investments are in interest-bearing cash, mutual funds and a common collective trust managed by Fidelity.  Fidelity also serves as the Trustee of the Plan and, therefore, Plan transactions involving these mutual funds, common collective trust or interest-bearing cash qualify as party-in-interest transactions under ERISA and the Code.  Additionally, a portion of the Plan’s assets are invested in the Company’s common stock.  Because the Company is the Plan sponsor, Plan transactions involving the Company’s common stock qualify as party-in-interest transactions. Finally, the engagement of Strategic Advisers, Inc. to provide investment management services under the managed account option and its investment in mutual funds and a common collective trust managed by Fidelity are party-in-interest transactions under ERISA and the Code because Strategic Advisers, Inc. is an affiliate of the Trustee.  All of the foregoing transactions are exempt from the prohibited transaction rules of ERISA and the Code under statutory or governmental agency exemptions.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Issuer	Description of Investment	Cost	Current Value

*	OGE Energy Corp.	Common stock, $0.01 par value	**	$ 195,297,562
*	Fidelity Mgmt. Trust Co.	Interest-bearing cash	**	1,546,031
*	Fidelity Mgmt. Trust Co.	Brokerage Link***	**	138,238
	AIM	International Growth A Fund, mutual fund	**	3,865,701
	American Beacon	Large Cap Value Fund (Investor Class), mutual fund	**	2,142,773
	American Funds	EuroPacific Growth Fund (Class R4), mutual fund	**	13,095,864
	Calamos	Growth A Fund, mutual fund	**	10,795,069
*	Fidelity Mgmt. Trust Co.	Asset Manager 20%, mutual fund	**	4,111,351
*	Fidelity Mgmt. Trust Co.	Asset Manager 50%, mutual fund	**	8,060,937
*	Fidelity Mgmt. Trust Co.	Asset Manager 70%, mutual fund	**	13,259,591
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund	**	19,233,847
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund	**	31,937,102
*	Fidelity Mgmt. Trust Co.	Freedom Income Fund, mutual fund	**	681,568
*	Fidelity Mgmt. Trust Co.	Freedom 2000 Fund, mutual fund	**	178,665
*	Fidelity Mgmt. Trust Co.	Freedom 2005 Fund, mutual fund	**	62,948
*	Fidelity Mgmt. Trust Co.	Freedom 2010 Fund, mutual fund	**	2,330,150
*	Fidelity Mgmt. Trust Co.	Freedom 2015 Fund, mutual fund	**	907,386
*	Fidelity Mgmt. Trust Co.	Freedom 2020 Fund, mutual fund	**	2,800,661
*	Fidelity Mgmt. Trust Co.	Freedom 2025 Fund, mutual fund	**	878,241
*	Fidelity Mgmt. Trust Co.	Freedom 2030 Fund, mutual fund	**	1,680,324
*	Fidelity Mgmt. Trust Co.	Freedom 2035 Fund, mutual fund	**	284,239
*	Fidelity Mgmt. Trust Co.	Freedom 2040 Fund, mutual fund	**	1,736,311
*	Fidelity Mgmt. Trust Co.	Freedom 2045 Fund, mutual fund	**	284,564
*	Fidelity Mgmt. Trust Co.	Freedom 2050 Fund, mutual fund	**	430,432
*	Fidelity Mgmt. Trust Co.	Low Price Stock Fund, mutual fund	**	6,586,628
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust	**	38,482,622
*	Fidelity Mgmt. Trust Co.	Small Cap Stock Fund, mutual fund	**	3,885,219
	Goldman Sachs	Mid Cap Value A Fund, mutual fund	**	2,933,282
	PIMCO	Total Return Fund (Administrative Class), mutual fund	**	22,180,730
	Spartan	Total Market Index Fund, mutual fund	**	2,839,433
	Sentinel	Common Stock Fund, mutual fund	**	9,647,572
	Rainier	Large Cap Equity Portfolio (Investor Class), mutual fund	**	376,812
	T. Rowe Price	Mid Cap Growth Advisor Class, mutual fund	**	51,484
	Wells Fargo	Advantage Small Cap Value Fund (Investor Class), mutual fund	**	5,823,063

*	Participant loans	Participant Loans, with various maturity dates and
		interest rates ranging from 4.25% to 10.50%	0	11,177,794

		Total investments		$ 419,724,194

*     Party-in-interest
**   Investments are participant-directed, thus cost information is not applicable.
*** All investments are currently in interest-bearing cash.

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 25th day of June 2010.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP
AND RETIREMENT SAVINGS PLAN

By	/s/	Stephen E. Merrill
Stephen E. Merrill
Chairperson

By	/s/	Paul M. Brewer
Paul M. Brewer
Member

By	/s/	Philip L. Crissup
Philip L. Crissup
Member

By	/s/	Jesse B. Langston
Jesse B. Langston
Member

By	/s/	Michael R. Mathews
Michael R. Mathews
Member

By	/s/	Margaret A. Walsh
Margaret A. Walsh
Member

By	/s/	John Wendling, Jr.
John Wendling, Jr.
Member

EXHIBIT INDEX

Exhibit No.                          Description

23.01	Consent of Independent Registered Public Accounting Firm.